ULTIMUS FUND DISTRIBUTORS, LLC

FINANCIAL STATEMENTS AND
INDEPENDENT AUDITOR'S REPORT

December 31, 2011

FRANZ CPAs, Inc.
Certified Public Accountants

ULTIMUS FUND DISTRIBUTORS, LLC

FINANCIAL STATEMENTS AND
INDEPENDENT AUDITOR'S REPORT

December 31, 2011

[redacted]

SECURI SION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-52643

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/11 (MM/DD/YY) AND ENDING 12/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ULTIMUS FUND DISTRIBUTORS, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

225 PICTORIA DRIVE, SUITE 450
(No. and Street)

CINCINNATI	OH	45246
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

ROBERT G. DORSEY (513) 587-3401
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

FRANZ CPAs, INC.
(Name – *if individual, state last, first, middle name*)

11180 REED HARTMAN HIGHWAY, SUITE 110	CINCINNATI	OH	45242
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 2 2 2012
REGISTRATIONS BRANCH
09

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, ROBERT G. DORSEY, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ULTIMUS FUND DISTRIBUTORS, LLC, as of DECEMBER 31, 20 11, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

SUE A. PILCHER - NOTARY PUBLIC
STATE OF OHIO
COMM. EXP. OCTOBER 27, 2014

Signature

PRESIDENT

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ULTIMUS FUND DISTRIBUTORS, LLC

Table of Contents

FRANZ CPAs, Inc.

Certified Public Accountants and Business Advisors

LARGE ENOUGH TO SERVE YOU, small enough to know you

11180 Reed Hartman Highway, Suite 110 • Cincinnati, Ohio 45242

(513) 489-4848 • FAX (513) 489-4856

www.franzcpas.com

INDEPENDENT AUDITOR'S REPORT

Member
Ultimus Fund Distributors, LLC

We have audited the accompanying statement of financial condition of Ultimus Fund Distributors, LLC (the "Company") as of December 31, 2011, and the related statements of income, changes in member's equity, and cash flows for the year then ended that are filed pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Ultimus Fund Distributors, LLC at December 31, 2011, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

FRANZ CPAs, Inc.

February 1, 2012
Cincinnati, Ohio

ULTIMUS FUND DISTRIBUTORS, LLC

STATEMENT OF FINANCIAL CONDITION
December 31, 2011

ASSETS

Current Assets	
Cash	$ 284,683
Receivable from customers	18,612
Prepaid registration fees	23,584
Total current assets	$ 326,879

LIABILITIES & MEMBER'S EQUITY

Current Liabilities	
Accrued commissions	$ 19,538
Total current liabilities	19,538
Commitments and contingent liabilities	-
Member's Equity	307,341
Total liabilities and member's equity	$ 326,879

The accompanying notes are an integral part of these financial statements.

ULTIMUS FUND DISTRIBUTORS, LLC

STATEMENT OF INCOME
Year Ended December 31, 2011

Revenues:	
Underwriting fees	$ 307,595
Distribution fees	115,105
License fees	9,000
Total revenues	431,700
Expenses:	
Commission reallowance	230,680
Management fees - related party (Note C)	180,000
Registration fees	24,497
Professional	9,865
Total expenses	445,042
Net loss	$ (13,342)

The accompanying notes are an integral part of these financial statements.

ULTIMUS FUND DISTRIBUTORS, LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY
Year Ended December 31, 2011

Balance at December 31, 2010	$ 320,683
Net loss	(13,342)
Balance at December 31, 2011	$ 307,341

The accompanying notes are an integral part of these financial statements.

ULTIMUS FUND DISTRIBUTORS, LLC

STATEMENT OF CASH FLOWS
Year Ended December 31, 2011

Cash flows from operating activities:	
Net loss	$ (13,342)
Changes in operating assets and liabilities:	
Decrease in receivable from customers	14,092
Decrease in prepaid registration fees	1,177
Decrease in accounts payable	(278)
Decrease in accrued commissions	(27,246)
Total changes	(12,255)
Net cash used in operating activities	(25,597)
Cash at beginning of the year	310,280
Cash at end of the year	$ 284,683

The accompanying notes are an integral part of these financial statements.

NOTES TO FINANCIAL STATEMENTS
Year Ended December 31, 2011

NOTE A - Organization and Nature of Business

Ultimus Fund Distributors, LLC (the "Company") is a broker-dealer registered with the Financial Industry Regulatory Authority (FINRA), and is subject to various rules and regulations promulgated by the Securities and Exchange Commission (SEC) pursuant to the Securities Exchange Act of 1934. The Company is an Ohio Limited Liability Company that is a wholly-owned subsidiary of Ultimus Fund Solutions, LLC (Member). The Company began operations on May 31, 2000 and received FINRA membership approval effective August 18, 2000.

The Member provides comprehensive mutual fund services, including organization, consulting, fund administration, fund accounting and pricing, transfer agency and shareholder services, to new and existing mutual fund groups. The Company serves as the principal underwriter for certain mutual fund groups that have contracted with the Member for the provision of mutual fund services.

NOTE B – Summary of Significant Accounting Policies

Basis of Presentation
Financial statement presentation follows accounting principles generally accepted in the United States of America as contained in the Accounting Standards Codification (ASC) issued by the Financial Accounting Standards Board. The Financial statements of the Company have been prepared on the accrual basis of accounting.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Receivable from Customers
Receivable from customers are stated at fair value, which reflect the amount management expects to collect from outstanding balances. Accounts receivable from customers include amounts due under distribution agreements with eighteen mutual fund groups and amounts due under cash management services agreements. Management expects to collect 100% of all outstanding accounts, therefore, no allowance for doubtful accounts has been provided.

NOTE B – Summary of Significant Accounting Policies (continued)

Underwriting and Distribution Fee Income
Underwriting income is earned on the sales of mutual fund shares where a commission is charged and paid to a third party broker/dealer. The income is recognized on actual sales of these mutual funds and accrued and recorded monthly on settled transactions. The Company contracts with mutual fund groups under a distribution agreement and generally charges a flat monthly fee of $500, although fees are subject to negotiation. Underwriting and distribution fees are billed and recognized as earned on a monthly basis over the term of the respective contracts.

The Company also generates distribution fees pursuant to certain cash management services agreements. Such fees are based on an established fee schedule.

Income Taxes
The Company is treated as a partnership for federal income tax purposes. Consequently, federal income taxes are not payable by, or provided for, the Company. The Company's net income is allocated to the Member in accordance with regulations of the Company. The 2008 through 2010 tax years remain subject to examination and change by the Internal Revenue Service. Management does not believe that any reasonably possible changes will occur within the next twelve months that will have a material impact on the financial statements.

Registration Fee Expense
Registration fees are recorded at cost and expensed on a pro rata basis over the respective licensing period. The Company incurs fees for FINRA and various state licensing requirements.

Cost Reimbursement
Mutual fund groups or their sponsors reimburse the Company for costs associated with the licensing of individual representatives; including FINRA fees and CRD advertising which is the cost of reviewing and filing sales literature with FINRA. These costs represent flow-through items and are not reflected in the Company's financial statements.

Statement of Cash Flows
For purposes of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days. Cash consist of a noninterest-bearing deposit that is fully insured under the FDIC's temporary unlimited coverage program.

NOTE C - Related Party Transactions

The Member assumes certain costs of the Company pursuant to a Cost Assumption Agreement originally dated June 20, 2000 and subsequently replaced twice by two new agreements dated January 1, 2008 and April 1, 2009. Specifically, the Company operates out of an office leased by the Member. In addition, employees and other resources of the Member support the Company's operations, such as certain administration and accounting services. The Company pays a $15,000 monthly management fee to the Member under the current Cost Assumption Agreement. The total management fee equaled $180,000 for the year ended December 31, 2011.

NOTE D - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital. The Company computes net capital requirements under the aggregate indebtedness method, which requires firms to maintain a minimum net capital level. At December 31, 2011, the Company had net capital of $267,667, which was $242,667 in excess of its required net capital of $25,000.

NOTE E - Concentration of Revenues

A significant portion of the Company's revenues is derived from a single customer. Revenue earned from this particular customer accounted for approximately 71% of all revenues earned during 2011.

NOTE F – Subsequent Events

Subsequent events were evaluated for disclosure through February 1, 2012, which was the date the financial statements were available to be issued. No subsequent events occurred through this date that requires disclosure.

FRANZ CPAs, Inc.

Certified Public Accountants and Business Advisors

LARGE ENOUGH TO SERVE YOU, small enough to know you

11180 Reed Hartman Highway, Suite 110 • Cincinnati, Ohio 45242

(513) 489-4848 • FAX (513) 489-4856

www.franzcpas.com

Independent Auditor's Report on Supplemental Information Required by Rule 17a-5 of the Securities and Exchange Commission

Member
Ultimus Fund Distributors, LLC

We have audited the financial statements of Ultimus Fund Distributors, LLC as of and for the year ended December 31, 2011, and have issued our report thereon dated February 1, 2012, which contained an unqualified opinion on those financial statements. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information contained in Schedule I required by Rule 17a-5 under the Securities Exchange Act of 1934 is presented for purposes of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Pursuant to SEC Rule 15c3-1(a)(2)(v) (the Net Capital Rule), the Company is required to maintain a minimum net capital requirement of $25,000. No material differences exist between the computation reported on by the independent auditor (Schedule I) and the Company's unaudited filing of Part II or Part IIA of the FOCUS report.

The Company operates pursuant to SEC Rule 15c3-3(k)(2) (the Customer Protection rule), limiting business to the distribution of mutual funds, including mutual fund underwriter, sponsor, and retailer on a direct application basis (i.e., the Company does not hold customer funds or safekeep customer securities). The Company is exempt from Rule 15c3-3.

FRANZ CPAs, Inc.

February 1, 2012
Cincinnati, Ohio

Ultimus Fund Distributors, LLC

Schedule I

Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1
December 31, 2011

Computation of Net Capital

Total partner capital from Statement of Financial Condition	$ 307,341
Deduct partner capital not allowable for net capital	-
Total partner capital qualified for net capital	307,341
Add:	
Liabilities subordinated to claims of general creditors allowable in computation on net capital	-
Other (deductions) or allowable credits	-
Total capital and allowable subordinated borrowings	307,341
Deductions and/or charges:	
Total nonallowable assets from Statement of Financial Condition	(39,674)
Secured demand note deficiency	-
Commodity futures contracts and spot commodities - proprietary capital changes	-
Other deductions and/or charges	-
Other additions and/or credits	-
Net capital before haircuts on securities positions	267,667
Haircuts on securities	
Contractual securities commitments	-
Subordinated securities borrowings	-
Trading and investment securities:	
Exempted securities	-
Debt securities	-
Options	-
Other securities	-
Undue concentrations	-
Other	-
Net Capital	$ 267,667

See Independent Auditor's Report on Supplemental Information.

Ultimus Fund Distributors, LLC

Schedule I

Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1
December 31, 2011

Computation of Aggregate Indebtedness

Total A.I. Liabilities from Statement of Financial Condition	$	19,538
Add:		
Drafts for immediate credit		-
Market value of securities borrowed for which no equivalent value is paid or credited		-
Other unrecorded amounts		-
Total aggregate indebtedness	$	19,538
Percentage of aggregate indebtedness to net capital		7%

Computation of Basic Net Capital Requirement

Minimum net capital required	$	1,303
Minimum dollar net capital requirement	$	25,000
Net capital requirement	$	25,000
Excess net capital	$	242,667
Excess net capital at 1000 percent	$	237,667

See Independent Auditor's Report on Supplemental Information.

FRANZ CPAs, Inc.

Certified Public Accountants and Business Advisors

LARGE ENOUGH TO SERVE YOU, small enough to know you

11180 Reed Hartman Highway, Suite 110 • Cincinnati, Ohio 45242

(513) 489-4848 • FAX (513) 489-4856

www.franzcpas.com

Independent Auditor's Report on Internal Accounting Control Required by SEC Rule 17a-5(g)(1)

Member
Ultimus Fund Distributors, LLC

In planning and performing our audit of the financial statements and supplemental schedule of Ultimus Fund Distributors, LLC (the "Company"), as of and for the year ended December 31, 2011, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or

disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for their purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of the Member, management, the SEC, FINRA, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

FRANZ CPAs, Inc.

February 1, 2012
Cincinnati, Ohio